UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period September 2004______	File No. _____0-30952______

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

Management Information Circular

2.

Form of Proxy

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated:  September 28, 2004            Signed: /s/ Christopher Dyakowski

                                                                              Christopher Dyakowski,

                                                                               Director

SAN TELMO ENERGY LTD.
INFORMATION CIRCULAR

ISSUED IN CONNECTION WITH THE SOLICITATION OF PROXIES FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING TO BE HELD ON THE 20TH DAY OF OCTOBER, 2004.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the management of San Telmo Energy Ltd. (hereinafter called the “Company”) of proxies to be used at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that this solicitation will be primarily by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The cost of solicitation by management will be borne by the Company.

REVOCABILITY OF PROXY

A person giving a proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholders or by his attorney authorized in writing or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereat duly authorized, deposited at the registered office of the Company at 430 - 580 Hornby Street, Vancouver, B.C. V6C 3B6 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof and upon either of such deposits the proxy is revoked.

VOTING SHARES REPRESENTED BY THE PROXY

If the instructions of the shareholders given in the accompanying form of proxy are certain and the proxy is duly completed and delivered and has not been revoked the shares represented thereby will be voted on any poll except where the instruction of the shareholder is to withhold the vote. Where the shareholder has specified in the proxy a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specifications so made. WHENEVER A SHAREHOLDER HAS NOT SPECIFIED IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY A CHOICE AS TO HOW THE SHARES REPRESENTED BY THE PROXY ARE TO BE VOTED, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ANY SUCH MATTER, OR FOR THE ELECTION OF THE DIRECTORS OR THE APPOINTMENT OF THE AUDITORS NOMINATED BY THE MANAGEMENT OF THE COMPANY, AS THE CASE MAY BE.

The accompanying form of proxy when duly completed and delivered and not revoked confers authority upon the persons named as proxyholder therein to vote according to their discretion on any amendment or variations to any of the matters identified in the accompanying Notice of Meeting and to vote according to their discretion on any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company does not know of any amendments or variations to any of the matters identified in the accompanying Notice of Meeting or of any additional matters to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer, past, present or nominated, or any associate of such persons or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, involved in the normal business of the Meeting, or the general affairs of the Company or its subsidiary, save and except the incentive stock option as described below.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the company have had any material interest, direct or indirect in any material transaction of the Company since the commencement of the Company?s last completed financial year or in any proposed transaction which in either such case, has materially affected or will materially affect control of the Company or any of its subsidiaries, save and except the incentive stock options as described below.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 300,000,000 shares without par value of which 42,968,502 shares are issued and outstanding. There is one class of shares authorized only. Each share carries the right to one vote so that the aggregate number of votes attaching to all the outstanding shares is 42,968,502.

Shareholders registered prior to the close of business on September 14, 2004 (the “record date”) will be entitled to receive notice of the meeting and to attend and vote thereat. If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly complete must be mailed or deposited at Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, B.C. V6C 3B8 and must be received at that office not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for the holding of the Meeting.

To the best of the knowledge of the directors and officers of the Company, as of the date of this Information Circular, no person or company beneficially owns, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to all equity shares of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Annual Compensation				Long Term Compensation
					Awards	Payouts
					Securities
				Other	Under	Restricted		All
				Annual	Options/	Shares or		Other
Name and				Compen-	SARs	Restricted	LTIP	Compen-
Principal		Salary	Bonus	sation	Granted	Share Units	Payouts	sation
Position	Year	($)	($)	($)	(#)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
CHRISTOPHER	2004	36,000	N/A	N/A	350,000(2)	N/A	N/A	0
DYAKOWSKI	2003	30,500			957,000(2)			0
Secretary and Director	2002	30,000			62,857(1)			1,600
BRIAN BASS	2004	129,9601			300,000(2)			39,600
President, CEO and Director	2003	29,910						27,700

(1)

Shares of San Telmo Resources Ltd.

(2)

Shares of San Telmo Energy Ltd. on split basis

Number of Executive Officers of the Company: 2

Aggregate cash consideration paid or payable to Executive Officers or their associated companies during the fiscal year for management services was $169,960. Options: One of the executive officers and a director has an option to purchase 300,000 shares at a price of $0.25 per share up to November 8, 2007 and 50,000 shares at a price of $0.82 per share up to October 31, 2008 and another executive officer and director has an option to purchase 300,000 shares, exercisable at a price of $0.25 per share up to November 8, 2007 and 1,000,000 shares at a price of $0.82 per share up to May 17, 2009. .

The guidelines for determining the number of share of the company reserved for options are set out in the policies of the B.C. Securities Commission and the policies of the TSX Venture Exchange.

Option Grants During the Most Recently Completed Financial Year

Name and Principal Position (a)	Securities Under Option Granted (#) (b)	Percent of Total Option Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (e)	Expiration Date (f)

BRIAN BASS	1,000,000	32.%	0.82	0.82	May 17, 2009

CHRISTOPHER DYAKOWSKI	50,000	1.6%	0.82	0.82	October 31, 2006

ELECTION OF DIRECTORS

The directors of the Company are annually elected and hold office until the next Annual General Meeting of the Company or until their successors are appointed, unless a director ceases to hold office pursuant to the Business Corporations Act (SBC 2002), or his office is vacated pursuant to the Articles of the Company. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

THE MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF ANOTHER PERSON OR PERSONS AS DIRECTORS.

The following table set out the information concerning management nominees for the office of Director, all of whom are ordinarily resident in Canada.

Approximate No. of
			Period for which	shares Beneficially
		Past and Present Principal	Nominee has been	Owned Directly or
Name and Place of	Term	Occupation	a Director of the	Indirectly as at
Residence	Expires	for last 5 Years	Company	September 14, 2004
WILLIAM E. SCHMIDT	At the	Barrister & Solicitor	October 7, 1996	30,000
*	Next		to Present
Vancouver, B.C. **	Annual
DIRECTOR	General
Meeting

Name and Place of Residence	Term Expires	Past and Present Principal Occupation for last 5 Years	Period for which Nominee has been a Director of the Company	Approximate No. of shares Beneficially Owned Directly or Indirectly as at September 14, 2004
CHRISTOPHER I. DYAKOWSKI Vancouver, B.C. SECRETARY & DIRECTOR GEORGE STUBOS* Vancouver, B.C. ** DIRECTOR BRIAN JOHN BASS* Calgary, Alberta PRESIDENT AND DIRECTOR	At the Next Annual General Meeting At the Next Annual General Meeting At the Next Annual General Meeting	Professional Geoscientist Director/Vice-President Investors Links.com Inc. Certified Management Accountant	November 26, 1996 to Present September 26, 2000 to Present July 17, 2001 to Present	0 548,345 1,585,713

* Member of the Audit and Finance Committee.

** Member of Nominating and Governance Committee.

None of the proposed directors:

a) is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including San Telmo Energy Ltd.) that, while that person was acting in that capacity;

i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or

iv)

b) has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, state the fact.,

REMUNERATION OF MANAGEMENT AND OTHERS

During the last fiscal year, senior officers and directors and former directors or officers or their holding companies were paid $165,960 for management and consulting services. One Director received $36,999 for legal fees and disbursements. Two director’s holding companies received $53,244 for rent.

No pension or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Pursuant to present directors and employees stock option agreements, the Company has granted for their service to the following persons for the number of common shares as is set out opposite the name of each person:

Optionee	No. of Shares	Exercise Price	Date of Grant	Expiry Date	No. of Options Exercised
999246 Alberta Ltd.	300,000	$0.25	08/11/02	08/11/07
(Brian Bass - Director) Rolling Thunder Resources Inc.	300,000	$0.25	08/11/02	08/11/07
(Consultant) Christopher I. Dyakowski	957,000	$0.25	08/11/02	08/11/07	75,000
(Director) Prominex Financial Services Ltd.	207,000	$0.25	08/11/02	08/11/07	207,000
(George Stubos - President) William E. Schmidt	50,000	$0.82	31/10/03	31/10/08	Nil
(Director) Christopher I. Dyakowski	50,000	$0.82	31/10/03	31/10/08	Nil
(Secretary & Director) Prominex Financial Services Inc.	500,000	$0.82	31/10/03	31/10/08	Nil
(George Stubos – Director) Rolling Thunder Resources Inc.	500,000	$0.82	31/10/03	31/10/08	Nil
(Consultant) Jaycuren Enterprises Ltd.	50,000	$1.95	31/10/03	31/10/08	Nil
(Consultant) Steve Polowick	25,000	$1.95	31/10/03	31/10/08	Nil
(Consultant) Edward Asuchak	25,000	$1.95	31/10/03	31/10/08	Nil

Optionee	No. of Shares	Exercise Price	Date of Grant	Expiry Date	No. of Options Exercised
(Consultant) Brian J. Bass	1,000,000	$0.82	17/05/04	17/05/09	Nil
(Director) Rolling Thunder Resources Inc.	500,000	$0.82	17/05/04	17/05/09	Nil
(Consultant) Stanley R. Herdman	400,000	$0.82	17/05/04	17/05/09	Nil
(Chief Financial Officer)

None of the directors or senior officers of the Company or associate or affiliate of any of them have been indebted to the Company since the beginning of the last completed financial year.

APPOINTMENT OF AUDITORS

It is intended to vote the proxy to appoint Amisano Hanson, Chartered Accountants, of 604 - 750 West Pender Street, Vancouver, B.C. as Auditors of the Company, and to authorize the directors to fix their remuneration. They have been the auditors of the Company since October 22, 2002.

MANAGEMENT CONTRACTS

No person other than a director or executive officer or their holding company have a management contract with the Company.

OTHER MATTERS TO BE ACTED UPON

There shall be moved at the Meeting the following resolutions:

1.

 A special resolution, (1) to ratify and approve the exercise of any stock options granted to directors, officers and/or employees of the Company and/or its subsidiaries during the previous year or as granted hereunder, (2) to authorize and approve the granting and exercise of stock options that the Company might see fit in their discretion to grant to directors, officers and/or employees of the Company and/or its subsidiaries during the forthcoming year at such prices and upon such terms as may be acceptable to the TSX Venture Exchange and to ratify the exercise of any options so granted, and (3) to authorize the directors to renegotiate or cancel any existing stock options.

2.

A special resolution to approve the stock option plan dated October 20, 2004.

Shareholders will be asked to consider and, if thought fit, to approve a stock option plan (the “Plan”). The resolution must be approved by Disinterested Shareholder approval as defined in the policies of the TSX Venture Exchange (“Majority of Minority Approval”). Management is of the view that it is in the best interests of the Company to implement the Plan. The Plan, if approved by the shareholders and the TSX Venture Exchange (the “Exchange”), will become effective upon such approval.

The Plan has been prepared in accordance with the policies of the Exchange. It reserves 8,593,700 common shares for issuance pursuant to the exercise of options granted pursuant to the Plan being less than 20% of the number of common shares expected to be issued and outstanding as at the effective date of the Plan. Any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

The Plan will be administered by the board of directors or a committee thereof. The board of directors will have the authority to determine, among other things, the persons to whom options are granted and the number of such options. At the time an option is granted, the board will also determine the exercise price of the option which, subject to a minimum price of $0.10, shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercisability of the option. At a minimum, unless the approval of the Exchange is received, options will vest in equal installments, either monthly, quarterly or bi-annually, at the discretion of the board over a period of 18 months. Subject to any restrictions contained in the Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of grant.

The term of the options will be determined by the board, but in any case must be no more than five years from the date of grant. Options are not transferable other than by will or the laws of descent and distribution. If an optionee dies, the legal representative of the optionee may exercise the option (to the extent that it has vested at the time of death) until the earlier of one year after the date of death and the option’s expiration date.

The Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to options may not exceed 5% of the common shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares under any other share compensation arrangement. Under the Plan, the maximum number of common shares that may be issued to any participant, or to one insider and the insider’s associates, within a one year period pursuant to option exercises may not exceed 5% of the outstanding issue.

The maximum number of common shares which may be reserved for issuance to all the insiders of the Company pursuant to share options is limited to 20% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the Plan.

A copy of the Plan is attached to this Information Circular as Schedule A. 3.

Special resolutions, as follows:

“WHEREAS pursuant to the B.C. Business Corporations Act (the “Act”) the Company, as a pre-existing British Columbia company, has filed a Transition application containing a Notice of Articles with the Registrar of Companies.

AND WHEREAS the Notice of Articles contains a statement that the Pre-existing Company Provisions apply to the Company.

AND WHEREAS it is now expedient for the Company to alter its Notice of Articles to remove the application of the Pre-Existing Company Provisions:

RESOLVED, as a special resolution, that:

i)

the Notice of Articles of the Company be altered to remove the application of the Pre-existing Company provisions; and

ii)

the solicitors for the Company are authorized and directed to file the Notice of Alteration with the Registrar of Companies to effect that change.”

WHEREAS it is expedient for the Company to adopt a new form of Articles in order to reflect and take advantage of various provisions of the Act.

RESOLVED, as a special resolution, that once the Company has filed with the Registrar of Companies a Notice of Alteration to alter its Notice of Articles to remove the application of the Pre-existing Company Provisions:

i)

the existing Articles of the Company be deleted in their entirety and that the form of Articles attached to the Minutes of the Meeting be adopted as the Articles of the Company; and

ii)

the alterations made to the Company’s Articles shall take effect upon deposit of this resolution at the Company’s records office.”

The new Articles are located under the Company’s name on the SEDAR website (www.sedar.com). A copy of the new Articles will be lodged at the Company’s registered office located at 430 – 580 Hornby Street, Vancouver, B.C. where they may be examined during the hours of 10:00 am and noon on business days following the date of this Information Circular until the date and time of the Meeting.

The British Columbia Business Corporations Act (the “new Act”) which replaced the British Columbia Company Act, came into force on March 29, 2004.

The Company is a “pre-existing company” under the new Act (that is, a company in existence at the time the new Act came into force).

As such, the Company must do a transition rollover within two years after the coming into force of the new Act, that is, by March 28, 2006. Failure to do so will result in the British Columbia Registrar of Companies (the “Registrar”) dissolving the company.

The Company wishes to make certain optional alterations to its articles to make the articles fit with the new Act and to take advantage of the expanded flexibility in the new Act (much of which requires specific provisions in the articles of a company).

The Company plans to remove the application of certain Pre-existing Company Provisions by passing the above noted resolution.

The new Articles include the following material changes:

a)

Under the new Articles, the special majority for the Company will be two-thirds (rather than three-quarters) of the vote cast at a shareholders’ meeting on particular resolutions.

A special majority is the majority required to pass a special resolution, and it is also required for certain other resolutions.

Unless the articles are altered to provide otherwise, a special resolution is required for most alterations of the authorized share structure, a change of the Company’s name and/or alterations of the articles.

b)

The Articles allow the Company to choose what kind of resolution to use in order to carry out certain acts. This choice is set out in the new Articles.

The choices of resolutions in these situations include a directors’ resolution (except where the new Act requires some kind of shareholders’ resolution, as is the case with respect to altering special rights and restrictions) and several types of shareholders’ resolutions, namely, an ordinary resolution (the majority at a meeting is a simple majority), a special resolution (the majority is a special majority, as mentioned above), and a resolution with a higher majority than a special majority (an “exceptional resolution”).

c)

Notices (for example, notices of meetings), both to shareholders and to directors, can be given by mail, delivery and fax or email to the fax number or email address provided by the recipient.

d)

d) Meetings of directors may be held, not only in person, but also, if all the persons participating in the meeting can communicate with each other by telephone (or other communications medium for example, email if all directors who wish to participate agree to such participation.)

Interested shareholders should read the new Articles which are on the SEDAR website so that they may inform themselves of the details.

4.

An ordinary resolution to ratify, confirm and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual General Meeting of the Company.

To pass the proposed special resolutions, an affirmative vote of not less than seventy-five (75%) per cent of the votes cast by the shareholders of the Company present in person or by proxy at the Meeting is required.

THE MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

DATED this 14th day of September, A.D. 2004.

PROXY
ANNUAL & EXTRA-ORDINARY GENERAL MEETING

OF SHAREHOLDERS OF

SAN TELMO ENERGY LTD.

(Name of Company)

TO BE HELD AT **Windsor Room, Crowne Plaza Hotel Georgia, 801 Georgia Street, Vancouver, British Columbia**
(Location of Meeting)

ON WEDNESDAY, OCTOBER 20 2004 **AT** 10:00 **AM**
(Day of week) *(Month/day)* *(Year)* *(Time of Meeting)*

The undersigned member (?Registered Shareholder?) of the Company hereby appoints, William E. Schmidt, a Director of the Company, or failing this person, George Stubos, a Director of the Company, or in the place of the foregoing, ____________________ *(print the name)*, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the ?Meeting?) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT HERE: ____________________________

DATE SIGNED: ____

Resolutions **(For full details of each item, please see the enclosed Notice of Meeting and Information Circular)**

	FOR	AGAINST
1. To determine the number of directors at four		
	FOR	WITHHOLD
2. To elect Christopher I. Dyakowski as a Director		
3. To elect George Stubos as a Director		
4. To elect William E. Schmidt as a director		
5. To elect Brian Bass as a Director		
6. To appoint Amisano Hanson as Auditors of the Company		
	FOR	AGAINST
7. To authorize the Directors to fix the auditors' remuneration		
8. To approve Stock Options		
9. To approve Stock Option Plan		
10. To approve new Articles		
11. To ratify acts as directors		
12. To transact such other business as may properly come before the meeting		

THIS PROXY MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE

INSTRUCTION FOR COMPLETION OF PROXY

1) This Proxy is solicited by the Management of the Company.

2) This form of proxy (?Instrument of Proxy?) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3) If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4) A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5) A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder?s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6) The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder mu st record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689 - 8144.